MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	General Partner	Limited Partner	Total
Balance, January 1, 2014	$ 2,735	$ 281,363	$ 284,098
Net Income	4,689	464,194	468,883
Distributions	(2,200)	(217,801)	(220,001)
Balance, December 31, 2014	5,224	527,756	532,980
Net Income	2,996	296,621	299,617
Distributions	(1,400)	(135,900)	(137,300)
Balance, December 31, 2015	$ 6,820	$ 688,477	$ 695,297

The accompanying notes are an integral part of these financial statements.